Exhibit 99.1

CYBERARK SOFTWARE LTD.

94 Em-Ha'moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel

May 23, 2017

Dear CyberArk Software Ltd. Shareholders:

We cordially invite you to attend the 2017 Annual General Meeting of Shareholders, or the Meeting, of CyberArk Software Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on June 27, 2017, at the Company's offices at 94 Em-Ha'moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel.

The Meeting is being called for the following purposes:

(1)
To re-elect each of (i) Ron Gutler and Kim Perdikou for a term of approximately three years as a Class III director of the Company, until the Company's annual general meeting of shareholders in 2020 and until his or her respective successor is duly elected and qualified, and (ii) Gadi Tirosh for a term of approximately two years as a Class II director of the Company, until the Company's annual general meeting of shareholders in 2019 and until his successor is duly elected and qualified;

(2)
To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law, a grant for 2017 of (i) options to purchase ordinary shares of the Company, par value NIS 0.01 per share, or ordinary shares, (ii) restricted share units, or RSUs, and (iii) performance share units, or PSUs, to the Company's Chairman and Chief Executive Officer, Ehud (Udi) Mokady;

(3)
To approve an amendment to the equity compensation arrangements provided to the Company's newly appointed non-executive directors, which would enable reducing the scope of the equity grant awarded to such directors upon their first appointment;

(4)	To approve certain revisions to the Company's liability insurance coverage in favor of the Company's directors, Chief Executive Officer and other officers;
(5)	To approve an amendment to the articles of association of the Company which would decrease the maximum number of directors on the Company's board of directors, or the Board, from eleven to nine; and
(6)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company's independent registered public accounting firm for the year ending December 31, 2017 and until the Company's 2018 annual general meeting of shareholders, and to authorize the Board to fix such accounting firm's annual compensation.

Members of the Company's management will be available at the Meeting to review and discuss the auditors' report and consolidated financial statements of the Company for the fiscal year ended December 31, 2016.

The Board recommends that you vote in favor of each of the above proposals, which are more fully described in the accompanying proxy statement.

Shareholders of record at the close of business on May 19, 2017 are entitled to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the accompanying proxy statement, please mark, date, sign and mail the enclosed proxy card as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by the Company's transfer agent or at the Company's registered office not later than 11:59 p.m. (EDT) on June 26, 2017 to be validly included in the tally of ordinary shares voted at the Meeting. If you are a shareholder who holds shares in "street name" (i.e., through a bank, broker or other nominee), an earlier deadline may apply to receipt of your proxy card. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. An electronic copy of the enclosed proxy materials will also be available for viewing at http://investors.cyberark.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed prior to the Meeting at the registered office of the Company, 94 Em-Ha'moshavot Road, Park Ofer, Petach Tikva, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). The Company's telephone number at its registered office is +972-3-918-0000.

Sincerely, Ehud (Udi) Mokady Chairman of the Board of Directors and Chief Executive Officer

CYBERARK SOFTWARE LTD.

94 Em-Ha'moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel

+972-3-918-0000

__________________________

PROXY STATEMENT

__________________________

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement, or Proxy Statement, is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of CyberArk Software Ltd. (to which we refer as "we," "us," "CyberArk" or the "Company") to be voted at the 2017 Annual General Meeting of Shareholders, or the Meeting, and at any postponement or adjournment thereof. The Meeting will be held at 4:00 p.m. (Israel time) on June 27, 2017, at our offices at 94 Em-Ha'moshavot Road, Petach Tikva 4970602, Israel.

This Proxy Statement and the enclosed proxy card are being made available on or about May 23, 2017 to holders of the Company's ordinary shares, nominal (par) value NIS 0.01 per share, or ordinary shares, as of the close of business on May 19, 2017, the record date for the Meeting, or the Record Date.

You are entitled to vote at the Meeting, if you hold ordinary shares as of the close of business on May 19, 2017, the Record Date for the Meeting. See "How You Can Vote" below for information on how you can vote your shares at the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To re-elect each of (i) Ron Gutler and Kim Perdikou for a term of approximately three years as a Class III director of the Company, until the Company's annual general meeting of shareholders in 2020 and until his or her respective successor is duly elected and qualified, and (ii) Gadi Tirosh for a term of approximately two years as a Class II director of the Company, until the Company's annual general meeting of shareholders in 2019 and until his successor is duly elected and qualified;

(2)
To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law, a grant for 2017 of (i) options to purchase ordinary shares of the Company, par value NIS 0.01 per share, or ordinary shares, (ii) restricted share units, or RSUs, and (iii) performance share units, or PSUs, to the Company's Chairman and Chief Executive Officer, Ehud (Udi) Mokady;

(3)
To approve an amendment to the equity compensation arrangements provided to the Company's newly appointed non-executive directors, which would enable reducing the scope of the equity grant awarded to such directors upon their first appointment;

(4)	To approve certain revisions to the Company's liability insurance coverage in favor of the Company's directors, Chief Executive Officer and other officers;
(5)	To approve an amendment to the articles of association of the Company which would decrease the maximum number of directors on the Company's board of directors, or the Board, from eleven to nine; and
(6)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company's independent registered public accounting firm for the year ending December 31, 2017 and until the Company's 2018 annual general meeting of shareholders, and to authorize the Board to fix such accounting firm's annual compensation.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board recommends that you vote "FOR" each of the above proposals.

Quorum

On May 19, 2017, we had 34,741,522 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the Record Date is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our articles of association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of the voting power of our Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day of the week, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and "broker non-votes" are counted as present for purposes of determining a quorum. A "broker non-vote" occurs when a bank, broker or other nominee holding shares of record for a beneficial owner attends the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of Proposals 1, 2, 3 and 6 to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 4 to be presented at the Meeting, provided however that either (i) such majority includes at least a majority of the votes cast by shareholders who are not controlling shareholders (if any) and who do not have a personal interest in the matter, and who are present and voting; or (ii) that the votes cast by the shareholders who are non-controlling shareholders or shareholders who do not have a personal interest in the matter who are present and voting against such proposed resolutions hold two percent (2%) or less of the voting power of the Company (the "Special Majority"). With respect to Proposal 5, the required majority is the affirmative vote of at least 65% of the voting power represented at the Meeting, in person or by proxy and voting thereon. Except for the purpose of determining a quorum, abstentions from voting and broker non-votes are not treated as votes cast and are not counted in determining the outcome of any of these proposals.

Pursuant to the Companies Law, in order for your vote to be counted with respect the Special Majority, you must indicate on your proxy or inform the Company at the Meeting and prior to voting thereon, (i) if you are a controlling shareholder of the Company, and (ii) if you have a 'personal interest' in the approval of Proposal 4 on the agenda (any of whom shall be referred to hereinafter as an "Interested Party").

Under the Companies Law, the term 'personal interest' is defined as a shareholder's personal interest in an action or a transaction of a company (i) including the personal interest of the shareholder's spouse, siblings, parents, grandparents, descendants, spouse's descendants, siblings or parents or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, owns 5% or more of such entity's outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (ii) excluding a personal interest arising solely from holding the Company's shares. Under the Companies Law, in the case of a person voting by proxy, 'personal interest' includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

In the attached form of proxy card you will be requested to indicate whether you or any of the persons or entities described above is an Interested Party with respect to Proposal 4. In order to provide for proper counting of shareholder votes, if you have not marked "NO" on the proxy (or in your electronic submission), thereby confirming that you are not an Interested Party with respect to Proposal 4, your vote will not be counted for purposes of the Special Majority, and your signature on the enclosed proxy (or the submission of an electronic vote) will constitute a certification that you are an Interested Party with respect to the proposal that require such indication.

As of the date of this Proxy Statement, we are not aware of any controlling shareholders as such term is defined for purposes of the Companies Law, and therefore believes that other than our directors, officers and their relatives, none of our shareholders should have a personal interest in Proposal 4. Such shareholders should mark "NO" in the appropriate place on the proxy (or in their electronic submission).

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, these proxy materials are being sent directly to you by our transfer agent. As the shareholder of record, you have the right to provide your voting proxy directly to the Corporate Secretary of our Company or to vote in person at the Meeting. If you do not wish to attend the Meeting and wish to vote your ordinary shares, you should complete, sign and return the proxy card that was mailed to you via the enclosed envelope. If you have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from http://investors.cyberark.com, and may complete and sign that proxy card  and return it to our Corporate Secretary, Donna Rahav, via e-mail to proxies@cyberark.com or via fax to her attention at +972-3-924-0028. We reserve the right to require further identifying information from you if you submit your proxy card in that manner.

You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 94 Em-Ha'moshavot Road, Petach Tikva 4970602, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m. (EDT) on June 26, 2017.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted by the persons named as proxies in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with their best judgment and the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in "Street Name"

If your ordinary shares are held in a brokerage account or through a bank, trustee or other nominee, you are considered to be the beneficial owner of shares held in "street name." Proxy materials are being furnished to you together with a proxy card or voting instruction form by the broker, bank, trustee or other nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions on that proxy card to direct your broker, bank, trustee or other nominee how to vote your shares. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Under the rules of The Nasdaq Stock Exchange LLC, or Nasdaq, brokers, trustees or other nominees that hold shares in "street name" for clients only have authority to vote on "routine" proposals where they have not received voting instructions from beneficial owners. The only item on the Meeting agenda that we believe may be considered "routine" is Proposal 6 relating to the reappointment of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017; however, we expect that this will not be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

 Thus, if you, as a beneficial owner of the shares, do not provide specific instructions to your broker, trustee or other nominee on a specific proposal, your broker, trustee or other nominee will not be allowed to exercise its voting discretion with respect to that proposal. In that case, while the shares held by you will count toward determining the presence of a "quorum" at the Meeting, they will not be counted as "present" for the vote itself on the proposal for which you do not provide voting instructions. This outcome is referred to as a "broker non-vote." If your shares are held of record by a broker, trustee or other nominee, we urge you to give instructions to your broker, trustee or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on the Record Date. You are also entitled to vote at the Meeting if you hold ordinary shares at the close of business on the Record Date through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not later than 11:59 p.m. (EDT) on June 26, 2017, will be voted in favor of the proposals and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being made available to shareholders on or about May 23, 2017. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. We have retained Morrow Sodali LLC, or Morrow Sodali, to assist with the solicitation of proxies in connection with the Meeting. Morrow Sodali will receive customary fees plus any out-of-pocket expenses in connection with the performance of its services.

Voting Results

The final voting results will be tallied by the Company's Corporate Secretary based on the information provided by the Company's transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card and this Proxy Statement are available at the "Investor Relations" section of our website at http://investors.cyberark.com. The contents of that website are not a part of this Proxy Statement and are not incorporated by reference herein.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of the dates specified below, based on public filings or information provided to us by such shareholders.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage (1)
Principal Shareholders
Entities affiliated with T. Rowe Price Associates, Inc.(2)	3,503,886	10.1%
FMR LLC(3)	2,590,195	7.5%

(1)	Based on 34,741,522 ordinary shares issued and outstanding as of May 19, 2017.

(2)
Based on a Schedule 13G/A filed by T. Rowe Price Associates, Inc., or TRP, as of December 31, 2016, shares beneficially owned consist of 3,503,886 shares beneficially owned by TRP, certain of its affiliates and subsidiaries. TRP has sole voting power over 594,326 shares and sole dispositive power over 3,503,886 shares. T. Rowe Price New Horizons Fund, Inc. has sole voting power over 1,649,300 shares. The address of TRP is 100 E. Pratt Street, Baltimore, MD 21202.

(3)
Based on a Schedule 13G/A filed by FMR LLC, or FMR, as of December 31, 2016, shares beneficially owned consist of 2,590,195 shares beneficially owned by FMR, certain of its affiliates and subsidiaries. FMR has sole voting power over 597,847 shares and sole dispositive power over 2,590,195 shares. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, or the Investment Company Act, to form a controlling group with respect to FMR. Neither FMR nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or the Fidelity Funds, advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

Recent Changes in the Ownership of Major Shareholders

At the time of our September 2014 initial public offering, Jerusalem Venture Partners and its affiliates owned 11,182,562 ordinary shares. Based on a Schedule 13G/A filed with the SEC on January 31, 2017, as of December 31, 2016, Jerusalem Venture Partners and its affiliates did not hold any ordinary shares of the company.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

For information about the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2016, as required by regulations promulgated under the Companies Law, see "Item 6.B. Compensation" of our annual report on Form 20-F filed with the SEC on March 16, 2017, and available on the "Investor Relations" section of our website at http://investors.cyberark.com or through the SEC's website at www.sec.gov.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Our shareholders are being asked to re-elect each of Ron Gutler and Kim Perdikou as a Class III director and Gadi Tirosh as a Class II director.

Our articles of association, or Articles, provide that we may have no fewer than four and no more than 11 directors (or 9 directors, if Proposal 5 below is approved by our shareholders), as may be fixed from time to time by the Board. Our Board currently consists of seven directors. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles.

Our directors are divided among the three classes as follows:

(i) our Class I directors are Ehud (Udi) Mokady and David Schaeffer, whose current terms expire at our 2018 annual general meeting of shareholders and upon the election and qualification of their respective successors;

(ii) our Class II directors are Raphael (Raffi) Kesten and Amnon Shoshani, whose current terms expire at our 2019 annual general meeting of shareholders and upon the election and qualification of their respective successors; and

(iii) our Class III directors are Gadi Tirosh, Ron Gutler and Kim Perdikou, whose current terms expire at the Meeting and upon the election and qualification of their respective successors (Mr. Tirosh is being nominated at the Meeting to serve as a Class II director).

Our Board previously determined to opt out of the requirement under the Companies Law to have external directors. We are able to take advantage of this opt-out based on an exemption under the Companies Law for an Israeli company that does not have a controlling shareholder (as such term is defined in the Companies Law), lists its shares on certain non-Israeli exchanges, including the Nasdaq Global Select Market, on which our ordinary shares are traded, and complies with that exchange's requirements on director independence and audit committee and compensation committee composition for companies incorporated in the jurisdiction where the exchange is located.

The Board maintains a nominating and corporate governance committee composed of Mr. Tirosh, Ms. Perdikou and Mr. Gutler, each of whom is independent under the applicable corporate governance standards of Nasdaq. The nominating and corporate governance committee recommended, and the Board approved, and recommends, that our shareholders approve (i) that two of our Class III directors, Mr. Gutler and Ms. Perdikou, each be nominated for re-election to our Board as a Class III director at the Meeting for a term of approximately three years following the Meeting; and (ii) that our remaining Class III director, Mr. Tirosh, be nominated for re-election to our Board as a Class II director for a term of approximately two years following the Meeting. If re-elected, Mr. Tirosh would take the seat of Mr. Kesten as a Class II director, in order to maintain an equal number of directors in each class to the extent possible. Mr. Kesten has informed us that he intends to cease serving as a director of the Company effective as of the date of the Meeting, and that his decision is for personal reasons and is not the result of any dispute or disagreement with the Company. If re-elected, Mr. Gutler and Ms. Perdikou would remain members of our Board's audit committee, compensation committee, and nominating and corporate governance committee. If re-elected, Mr. Tirosh would remain a member of the compensation committee and the nominating and corporate governance committee, and would continue to serve as lead independent director.

Qualifications and Independence of All Nominees

Each of the three nominees has consented to being named in this Proxy Statement and has advised the Company that he or she is willing, able and ready to serve as a director of the respective class if elected. Additionally, in accordance with the Companies Law, each of the nominees has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of the Company, taking into account the size and needs of our Company. We do not have any arrangements, understandings or agreements with respect to the election of any of the nominees at the Meeting.

  Under the corporate governance standards of Nasdaq, a majority of our directors must meet the independence requirements specified in those rules. Each of the current non-employee directors, including each of the nominees for re-election, is independent under those rules. Each of the members of our audit committee, including nominees Mr. Gutler and Ms. Perdikou, is "independent" as such term is defined in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. All members of our audit committee, including nominees Mr. Gutler and Ms. Perdikou, meet the requirements for financial literacy under SEC rules and regulations and the corporate governance standards of Nasdaq. Further, our Board has determined that each of Ron Gutler and Kim Perdikou qualifies as an accounting and financial expert according to criteria set forth in the Companies Law.

During 2016, each of our Board and audit committee met six times, our compensation committee met seven times and our nominating and governance committee met one time. Each of the incumbent directors, including the nominees for re-election, attended more than 75% of our Board meetings and more than 75% of the meetings of each of the committees of the Board on which he or she served in the 2016 fiscal year.

Board Leadership Structure and Lead Independent Director

Mr. Mokady has been our CEO since 2005, and following approval by our shareholders at the June 2016 annual meeting, has held that post in addition to serving as Chairman since 2016, for the maximum period permitted under the Companies Law. As approved by our shareholders at the June 2016 annual meeting, for so long as the positions of the chief executive officer and chairman of the Board are combined, our Board will be comprised of the chairman and a lead independent director. Mr. Tirosh currently serves as our lead independent director. Our lead independent director is selected by our non-executive Board members from among the independent directors of the Board, and is required to have served minimum of one year as a director. Additionally, if at any meeting of the Board the lead independent director is not present, a majority of the independent members of the Board present will select an independent member of the Board to act as lead independent director for the purpose and duration of such meeting.

The authorities and responsibilities of the lead independent director include, but are not limited to, the following:

•
providing leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict, and responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	presiding as chairman of the meeting at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent members of the Board;

•	serving as liaison between the Chairman of the Board and the independent members of the Board;

•	approving meeting agendas for the Board;

•	approving information sent to the Board;

•	approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;

•	having the authority to call meetings of the independent members of the Board;

•	if requested by a major shareholder, ensuring that he or she is available for consultation and direct communication; and

•	performing such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its duties.

The Board periodically evaluates its leadership structure to ensure that it provides effective independent oversight of management and that it is in line with meeting the organizational aspirations of the Company and the protection of shareholder interests. The Board believes that combining the roles of chairman and chief executive officer promotes better alignment of strategic development and execution, more effective implementation of strategic initiatives and clearer accountability for success or failure. The Board believes that at this stage of the Company's development and global expansion, implementing its business and marketing plan and growing its business profitably are most efficiently dealt with by one person who is familiar with both the operational aspects as well as the strategic aspects of the Company's business. The Board also believes that this structure takes full advantage of our CEO's extensive knowledge and industry experience and at the same time fosters a direct relationship between the management of the Company and its shareholders.

Compensation of Non-Executive Directors

Pursuant to the terms of director compensation approved by our shareholders in 2014, which were adjusted in 2016, non-executive directors are entitled to the following compensation: (1) an annual cash fee with respect to each twelve months of service in an amount of (i) $24,000 for all directors except for the Lead Independent Director and the chairpersons of the audit committee and compensation committee, (ii) $39,000 for the Lead Independent Director and (iii) $30,000 to each of the chairman of the audit committee and chairman of the compensation committee; and (2) a per-meeting cash fee, payable at the same time as the annual fee, in the amount of (i) $1,000 for each meeting of the Board or any committee thereof in which a director participated in person, (ii) $600 for each meeting of the Board or any committee thereof in which such director has participated through means of telecommunications, and (iii) $500 for each written consent of the Board or any committee thereof that was adopted in writing in lieu of a meeting. Such terms reflect the adjustments made following the appointment of Mr. Mokady as chairman of the Board and Mr. Tirosh as Lead Independent Director, and the resolution of our Board to "opt-out" of the external director requirements set forth in the Companies Law which has led to Mr. Gutler and Ms. Perdikou, the chairpersons of our audit committee and compensation committee respectively, who previously served as "expert external directors" to be classified as Class III directors. The directors are also entitled to be reimbursed with reasonable travel, accommodation and other expenses incurred by them in connection with attending board and committee meetings and performing their functions as directors of the company, all of which as shall be determined by the Board.

In 2014, prior to our IPO, our shareholders approved that we grant options to purchase 32,000 ordinary shares under the 2014 Plan to each of our non-executive directors at the time and to each newly appointed non-executive director in the future, upon his or her appointment (Proposal 3 below reflects our Board's recommendation to amend these terms with respect to newly appointed directors). In addition, in 2016, our shareholders approved a recurring annual equity grant to each non-executive director of the Company serving at the time of each annual meeting of shareholders whose tenure does not terminate at such time, effective as of the date of each such annual meeting of shareholders, of (i) options to purchase 5,000 ordinary shares and (ii) RSUs covering 2,000 ordinary shares (the "Annual Director Equity Award").

The Company purchases directors' and officers' liability insurance for our directors and officers, consistent with the compensation policy, as previously approved by our shareholders (Proposal 4 below reflects our Board's recommendation to amend such coverage and terms thereof). In addition, the Company exculpates its directors from liability and indemnifies them to the fullest extent permitted by law and the Articles, and provides them with indemnification and exculpation agreements for this purpose, substantially in the form approved by our shareholders in 2014, which is publicly available in Exhibit 10.2 attached to our Registration Statement on Form F-1, filed with the SEC on August 26, 2014.

Any director elected at the Meeting would be remunerated in the manner described above, and would benefit from the insurance, indemnification and exculpation discussed above.

Biographies of Nominees

Set forth below is certain biographical information regarding the background and experience of Mr. Gutler, Ms. Perdikou and Mr. Tirosh, the nominees standing for re-election at the Meeting.

Ron Gutler has served as a member of our Board since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of Wix.com Ltd. (NASDAQ: WIX), Psagot Investment House, Psagot Securities and Hapoalim Securities USA (HSU), and serves as chairman of the board of the College of Management Academic Studies in Israel. Mr. Gutler holds a Bachelor of Arts in economics and international relations and an MBA, both from the Hebrew University in Jerusalem, Israel.

Kim Perdikou has served as a member of our Board since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016 Ms. Perdikou serves as Chairman of REBBL Inc., which she joined in June 2014, a private beverage company delivering taste, function and nutrition. Ms. Perdikou served as the Juniper Networks, Inc. board observer on two of Juniper's portfolio companies from January 2013 to July 2014. From 2010 to August 2013, Ms. Perdikou served as the Executive Vice President for the Office of the Chief Executive Officer at Juniper Networks, Inc. Before that she served as the Executive Vice President and General Manager of Infrastructure Products Group and as Chief Information Officer at Juniper Networks, Inc. from 2006 to 2010 and from August 2000 to January 2006, respectively. Ms. Perdikou served on the board of directors and audit committee of Lam Research Corporation, a major provider of wafer fabrication equipment and services, from May 2011 to November 2012. Ms. Perdikou served in leadership positions at Women.com, Readers Digest, Knight Ridder, and Dun & Bradstreet. Ms. Perdikou holds a Bachelor of Science degree in computing science with operational research from Paisley University in Paisley, Scotland, a Post-Graduate degree in education from Jordanhill College in Glasgow, Scotland and a Master's of Science in information systems from Pace University in New York, the United States.

 Gadi Tirosh has served as a member of our Board since June 2011, as chairman of the Board between July 2013 and June 2016 and as lead independent director since July 2016. Since 2005, Mr. Tirosh has served as Managing Partner at Jerusalem Venture Partners, an Israeli venture capital firm that focuses, among other things, on cyber-security companies and operates the JVP Cyber Labs incubator. From 1999 to 2005, he served as Corporate Vice President of Product Marketing and as a member of the executive committee for NDS Group Ltd. (NASDAQ:NNDS) later acquired by Cisco Systems, Inc. a provider of end-to-end software solutions to the pay-television industry, including content protection and video security. Mr. Tirosh holds a Bachelor of Science in computer science and mathematics and an Executive MBA from the Hebrew University in Jerusalem, Israel.

Proposed Resolutions

 We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)
"RESOLVED, that the re-election of Ron Gutler as a Class III director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders following such re-election, and until the due election and qualification of his successor, be, and hereby is, approved in all respects."

(b)
"RESOLVED, that the re-election of Kim Perdikou as a Class III director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders following such re-election, and until the due election and qualification of her successor, be, and hereby is, approved in all respects."

(c)
"RESOLVED, that the re-election of Gadi Tirosh as a Class II director of the Company, for a term of approximately two years that expires at the second annual general meeting of shareholders following such re-election, and until the due election and qualification of his successor, be, and hereby is, approved in all respects."

Required Vote

The vote required for the re-election of each of the director nominees referenced in this Proposal 1 is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on such re-election.

Board Recommendation

The Board recommends that you vote "FOR" the re-election of each of Mr. Gutler and Ms. Perdikou as a Class III director and of Mr. Tirosh as a Class II director.

PROPOSAL 2

APPROVAL OF AN EQUITY GRANT
TO OUR CHAIRMAN AND CEO, EHUD (UDI) MOKADY WITH RESPECT TO 2017

Background

 Our shareholders are being asked to approve a grant of options to purchase ordinary shares, RSUs and PSUs to our Chairman of the Board and CEO, Mr. Mokady, with respect to 2017.

 Under the Companies Law, any arrangement between the Company and a director, including our CEO who also serves as the Chairman of the Board, relating to his or her compensation, generally must be consistent with the Company's 2014 compensation policy, or the compensation policy, and requires the approval of our compensation committee, the Board, and shareholders by a simple majority, in that order.

 Each of our compensation committee and our Board approved, consistent with the compensation policy, a grant with respect to 2017, of the following equity-based awards to Mr. Mokady under our 2014 Share Incentive Plan, or the 2014 Plan, subject to the execution of an applicable award agreement and pursuant to the terms of his employment agreement: (i) options to purchase 60,000 ordinary shares, (ii) RSUs covering 45,000 ordinary shares and (iii) PSUs covering a target number of 18,000 ordinary shares (or up to 36,000 ordinary shares in the event of over-achievement, as described below). We refer to these grants collectively as the "2017 CEO Annual Equity Grant." When our Board originally determined the scope of the proposed 2017 Annual Equity Grant, its value was estimated at approximately $4.5 million, based on the average of the closing stock prices in January 2017 and assuming the PSUs are earned on target (with the option value calculated in accordance with the Black-Scholes model and the RSU and PSU value being equal to the average stock price).

 As noted above, the 2017 CEO Annual Equity Grant requires the affirmative vote of our shareholders by a simple majority, otherwise the Company shall not be authorized to award any equity grant to our CEO for 2017.

Current Employment Arrangements of the CEO

 As previously approved by our shareholders and consistent with the compensation policy, as the Company's CEO, Mr. Mokady is entitled to an annual base salary of $375,000 and to certain additional customary benefits and perquisites (including those mandated by applicable law and/or generally provided to other executives of the Company such as severance arrangements). In addition, Mr. Mokady is entitled to an annual cash bonus equal to up to a maximum of 24 monthly base salaries based on achievement of qualitative and quantitative performance goals and objectives, subject to certain payout terms.

 With respect to 2016, the Company's shareholders approved, consistent with the compensation policy, the grant to Mr. Mokady of annual equity-based compensation in the form of (i) options to purchase 120,000 ordinary shares and (ii) RSUs covering 48,000 ordinary shares, under the 2014 Plan, vesting, subject to Mr. Mokady's continued employment, on a quarterly basis over a four-year period. We refer to these grants collectively as the "2016 CEO Annual Equity Grant." When our Board originally determined the scope of the proposed 2016 Annual Equity Grant, its value was estimated at approximately $4.4 million, based on the average of the closing stock prices in January 2016 (with the option value calculated in accordance with the Black-Scholes model and the RSU value being equal to the average stock price).

 Pursuant to Mr. Mokady's employment agreement and previous resolutions of our shareholders, equity awards granted to Mr. Mokady are subject to acceleration of vesting upon events occurring in connection with a change in control and following his resignation for good reason (as such term is defined in his employment agreement).

 Mr. Mokady's remuneration as our President and CEO with respect to 2016, presented, as required by the Companies Law, in terms of the cost as recorded in our financial statements , included an annual base salary of $375,000, benefits and perquisites in an aggregate value of approximately $130,000, cash bonuses of approximately $475,000 and total equity-based compensation of approximately $2.6 million.

Mr. Mokady is not entitled to any compensation as a director and Chairman of the Board in addition to that being paid to him as our CEO.

Process for Determining the 2017 CEO Annual Equity Grant

The Board, the compensation committee and our management believe that executive compensation should be structured to help recruit, retain and motivate a highly talented team of executives with the requisite set of skills and experience to successfully lead the Company in creating long term-value for our shareholders. Subject to shareholder approval, our practice is to grant equity awards to Mr. Mokady annually in connection with a yearly performance assessment carried out by our Board and compensation committee, taking into account various factors including, but not limited to, the following:

•	Mr. Mokady's responsibilities as CEO and Chairman of the Board;

•	the degree of achievement of Company financial performance targets and strategic goals during previous fiscal years;

•	the nature of such goals in the upcoming fiscal year;

•	a subjective assessment of the degree of difficulty of those goals and their expected contribution to promoting the long-term success of the Company;

•	data from an analysis of equity compensation awarded to executive officers of peer companies within our industry; and

•	the existing compensation agreements with Mr. Mokady, including outstanding equity compensation awarded in prior years.

In approving the proposed 2017 CEO Annual Equity Grant and bringing it to a shareholder vote, our compensation committee and Board considered all of the above matters. The proposed 2017 CEO Annual Equity Grant is intended to keep our CEO's total annual compensation package in line with evolving industry practices while continuing closely align Mr. Mokady's interests with those of our shareholders, as recommended by Radford, the Company's independent executive compensation consultant, and approved by our compensation committee and by our Board.

Evaluation of Mr. Mokady's Past Performance

In approving the proposed 2017 CEO Annual Equity Grant and recommending them for shareholder approval, our compensation committee and Board specifically considered the fact that Mr. Mokady has been instrumental to the Company's operational success. During his tenure as President, CEO and director, and in the past year also as chairman of the Board, Mr. Mokady has demonstrated strong leadership, including in continuing the Company's growth and overseeing the Company's initial public offering on the Nasdaq Global Select Market and subsequent public offerings of our ordinary shares. Specifically, Mr. Mokady met or exceeded his 2015 and 2016 performance targets determined in advance by our compensation committee and Board, including having the Company overachieve across its guided financial metrics for revenue and profitability in 2015 and 2016, and further expanding its business and successfully integrating the Company's significant acquisitions in order to execute on the Company's strategic plans.

Peer Company Analysis of Cash and Equity Compensation to Mr. Mokady

In determining the size of the proposed 2017 CEO Annual Equity Grant, our compensation committee and Board considered data provided by Radford, our independent compensation consultant, regarding cash and equity compensation awarded to similarly situated executive officers of companies in our industry, and Mr. Mokady's existing compensation. In reviewing these practices, Mr. Mokady's total cash compensation for the fiscal year ended December 31, 2016, was within the range of the 25th to 50th percentiles compared to the cash compensation of chief executive officers of our peers as determined by Radford. Specifically, based on Radford's report and recommendations, the Company's compensation committee approved the following list of companies as the peer group for purposes of 2017 compensation decisions: Barracuda Networks, Benefitfocus, Box, BroadSoft, Cornerstone OnDemand, Ellie Mae, FireEye, Gigamon, HubSpot, Imperva, LogMeIn, New Relic, Nimble Storage, Proofpoint, Q2 Holdings, Qualys, Rapid7, RingCentral, Varonis Systems, VASCO Data Security International and Wix.com. This peer group was constructed with careful consideration and represents an appropriate comparison pool based on their location, industry and size.

The compensation committee and the Board further considered that our overall share-based compensation expense in 2016, as a percentage of total revenues, was low compared to that of our peers. Therefore, in evaluating the aggregate compensation package offered to Mr. Mokady, and taking into account the data and recommendations provided by our independent compensation consultant, the Board and the compensation committee approved, subject to approval by our shareholders, equity awards to complement the on-target cash compensation component of Mr. Mokady's compensation package, to ensure that his total compensation is competitive relative to market practices.

Outstanding Equity Awards Previously Granted to Mr. Mokady

The compensation committee and the Board believe that to align the interests of the Company's CEO with those of the Company's shareholders, it is important that the CEO maintain a meaningful level of share ownership in the Company, whether through the time-based vesting of RSUs, the exercise of options or the earn-out of PSUs. Therefore, in evaluating the amount and overall mix of Mr. Mokady's compensation package, the Board and the compensation committee believe that a substantial portion of the CEO's compensation should be in the form of long-term equity incentive awards, which link a significant portion of our CEO's pay to share price performance and operating results. Our compensation committee considers from time to time whether implementing a holding period or share ownership guidelines would be appropriate. As our CEO and certain other executive officers have substantial personal shareholdings in the Company at this time, the compensation committee believes that such provisions are not currently necessary. The Board and the compensation committee are striving to continue ensuring a strong alignment of our executives' interests with long-term shareholder value throughout their employment with the Company, and will keep this matter under regular review.

As of May 19, 2017, Mr. Mokady holds options to purchase 841,140 of our ordinary shares, with a weighted average exercise price of $17.73 per share, of which options to purchase 699,152 ordinary shares, or 83%, are already vested and currently exercisable. Of the unvested options, options to purchase 35,348 ordinary shares are expected to vest during 2017, options to purchase 61,320 ordinary shares are expected to vest during 2018, options to purchase 37,820 ordinary shares are expected to vest during 2019 and the remaining 7,500 ordinary shares are expected to vest during 2020. Additionally, Mr. Mokady holds 54,920 outstanding, or unvested, RSUs. Mr. Mokady does not hold any other equity awards.

In determining the size of the 2017 CEO Annual Equity Grant, our Board and compensation committee concluded that the relatively small unvested portion of his equity awards (approximately 0.55% of our total outstanding ordinary shares as of May 19, 2017), which would continue to decrease if this Proposal 2 is not approved at the Meeting, could ultimately impede our ability to retain a highly-qualified chief executive officer and to incentivize him to continue delivering value to our shareholders, thereby potentially posing a material risk to the Company's long-term success.

Considerations for the appropriate structure of the 2017 CEO Annual Equity Grant

Our Board and compensation committee also took into account that the proposed 2017 CEO Annual Equity Grant, whether in the form of options, RSUs or PSUs, should be structured to vest over extended periods, to promote a focus on long-term growth and vision rather than short-term gains. The Board and compensation committee believe that our long-term success depends, in part, on our ability to continue to retain our CEO, who has been, and is expected to continue to be, vital to the short- and long-term success of our Company. We believe that without such ability, our business, financial condition and operating results could be adversely affected.

The Board and compensation committee have determined that, based on shareholder feedback and as a matter of good corporate governance, looking at the competitive landscape, the Company should add a performance-based element to Mr. Mokady's equity compensation package (in addition to the performance-based element of his cash compensation). PSU performance objectives discussed below are based on key metrics we use to manage our business, and align management's and shareholders' interests, improving shareholder value over time.

The compensation committee understands it must take a disciplined approach to managing the long-term effects of equity incentive grants and is committed to vigilant management of earnings-per-share dilution as the Company must balance the requirements associated with its equity compensation program during its growth stage with the effect on dilution. Therefore, the compensation committee continues to review the Company's equity compensation practices to ensure that they remain in line with evolving regulatory conditions and changes in best practices. For example, in its independent survey, Radford advised that CyberArk's 2016 burn rate which was less than 4% of total outstanding shares fell below the 25th percentile of similarly situated companies comprising our peer group, for which the burn rate generally ranged between 5% and 10%. The Company remains committed to open and ongoing dialogue with its shareholders and welcomes regular feedback regarding its compensation policies.

Terms of the 2017 CEO Annual Equity Grant

Our compensation committee and Board believe that it is in the best interest of our shareholders and the Company to grant Mr. Mokady the proposed 2017 CEO Annual Equity Grant providing a competitive, industry-conscious and long term- and performance-based equity compensation package. The proposed 2017 CEO Annual Equity Grant appropriately links Mr. Mokady's compensation to creating long-term shareholder value.

 The proposed 2017 CEO Annual Equity Grant is consistent with our compensation policy. If approved by our shareholders, on the date of the Meeting (the "Date of Grant") Mr. Mokady would be granted an equity-based award with respect to 2017 in the form of: (i) options to purchase 60,000 of our ordinary shares; (ii) RSUs covering 45,000 ordinary shares; and (iii) PSUs covering a target number of 18,000 ordinary shares representing achievement of 100% of the performance goals (and up to 36,000 ordinary shares in the event of over-achievement, as described below), which would be granted under the 2014 Plan.

Exercise Price

Options will have an exercise price equal to the closing price reported on the Date of Grant as quoted on Nasdaq Global Select Market. No consideration shall be paid with respect to the RSUs and PSUs.

Vesting Schedule

The options and RSUs shall vest, subject to Mr. Mokady's continued employment with the Company, on a quarterly basis over a period of four years, having a vesting commencement date of February 15, 2017 (the vesting commencement date as originally determined by the Board and compensation committee; meaning, that, if the 2017 CEO Annual Equity Grant is approved at the Meeting, equity awards which would have vested on May 15, 2017 (totaling options to purchase 3,750 ordinary shares and 2,812 RSUs) shall vest as of the date of the Meeting). Subject to Mr. Mokady's continued employment with the Company, 25% of the Earned PSUs (as defined below) would vest on February 15, 2018, and the remainder would vest on a quarterly basis over a three-year period thereafter, subject to Mr. Mokady's continued employment with the Company.

Performance Objectives & Earned PSUs

As determined by our compensation committee and Board, the performance objectives of the PSUs will be comprised of our revenue and non-GAAP profitability for 2017 (both subject to adjustments as detailed below). These performance objectives are consistent with the Company's financial performance objectives set forth in our 2017 operating plan, which was approved in December 2016 by our Board.

The number of PSUs earned that will be subject to the time-based vesting, or the Earned PSUs, will be based on the achievement of the PSU performance objectives for a one-year performance period, commencing on January 1, 2017 and ending on December 31, 2017. The payout is contingent upon meeting the threshold performance levels, and thereafter varies for performance above and below the pre-established target performance levels, subject to a maximum award level. The threshold performance level is no less than 75% of target, which will entitle Mr. Mokady to 50% of the PSUs awarded (i.e., 9,000 ordinary shares). Target performance will entitle him to 100% of the PSUs awarded and performance of 120% and higher will entitle Mr. Mokady to 200% of the target number of PSUs awarded (i.e., 36,000 ordinary shares). Entitlement based on performance is determined linearly based on a straight-line interpolation between the applicable performance levels. No additional PSUs will be earned for performance in excess of 120% achievement of the performance target.

The compensation committee and the Board shall have the discretion to reasonably adjust (increase or decrease) the PSU performance objectives and their relative weights, if any of the following events has a material impact on the performance objectives: (i) unusual or non-recurring events, (ii) changes in our accounting principles or tax laws, (iii) events related to currency fluctuations; all to the extent the compensation committee and the Board reasonably determine that such adjustment (increase or decrease) should be made in order to preserve the intended incentives and benefits of the PSUs. As of the date hereof, the compensation committee and Board have not adjusted the PSU performance objectives.

Similar to previous equity-based awards granted to Mr. Mokady, and in accordance with his employment agreement, the 2017 CEO Annual Equity Grant would further be subject to the terms and conditions of our 2014 Plan and the option, RSU or PSU award agreement, as applicable, in the form generally used by the Company (including the acceleration of vesting applied to the CEO's previous equity awards upon events occurring in connection with a change in control event or resignation for good reason). Within their performance period, PSUs will be subject to acceleration based on target performance (i.e., 18,000 ordinary shares).

Recoupment

The 2017 CEO Annual Equity Grant shall be subject to the Board's discretion to reduce variable components to the extent permitted by the 2014 Plan and applicable law, and the PSUs granted as part of the 2017 CEO Annual Equity Grant shall be subject to recoupment in the same manner as set forth in the Company's compensation policy with respect to other amounts paid to directors and officers.

Proposed Resolution

 We are proposing that our shareholders adopt the following resolution at the Meeting:

 "RESOLVED to grant the Chairman and CEO of the Company an equity award with respect to 2017, as set forth in Proposal 2 of the Company's Proxy Statement for its 2017 Annual General Meeting of Shareholders."

Required Vote

 The affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 2 is required to approve the 2017 CEO Annual Equity Grant to Mr. Mokady.

 Board Recommendation

The Board recommends that you vote "FOR" Proposal 2 to approve the 2017 CEO Annual Equity Grant.

PROPOSAL 3

APPROVAL OF AMENDMENT TO THE EQUITY COMPENSATION ARRANGEMENTS PROVIDED
TO THE COMPANY'S NEWLY APPOINTED NON-EXECUTIVE DIRECTORS

Background

Under the Companies Law, compensation of directors of publicly traded companies requires the approval of a company's compensation committee, the subsequent approval of its board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting.

In 2014, prior to our IPO, our shareholders approved that we grant to each future newly appointed non-executive director, upon his or her appointment, options to purchase 32,000 ordinary shares under the 2014 Plan (in addition to the annual and per-meeting fees and, in subsequent years, the Annual Director Equity Award). Such initial equity grant is intended to create an immediate long-term incentive for our newly-appointed non-executive directors and to ensure competitive compensation for such directors as compared to similar issuers in our industry.

In evaluating our director compensation arrangements and approving these amendments, our Board and compensation committee, with the assistance of Radford, our independent compensation consultant, determined that, due to appreciation in our share price since our IPO, the aggregate value of a grant of options to purchase 32,000 ordinary shares has significantly increased, thereby resulting in initial equity awards to newly-appointed non-executive directors that are no longer in line with industry practices or levels generally recommended by our independent compensation consultant. Radford provided data on non-executive director compensation of peer companies in our industry on a global basis in 2016, using the same peer group that was considered for purposes of 2016 compensation decisions as described in Proposal 2 in our Proxy Statement for the annual general meeting held that year (including Barracuda Networks, Benefitfocus, BroadSoft, Demandware, Ellie Mae, Fire Eye, Gigamon, Imperva, Infoblox, LogMeIn, Marketo, Nimble Storage, ProofPoint, Q2 Holdings, Qualys, RingCentral, Ruckus Wireless, Varonis Systems, VASCO Data Security International and Wix.com). Such peer group is substantially similar to the peer group described in Proposal 2 included in this Proxy Statement. On this basis, our Board and compensation committee concluded that for our new non-executive director grants, we should retain flexibility to grant fewer options or to grant RSUs in amounts more closely consistent with market practice, while still enabling us to appropriately incentivize and attract qualified directors to our Board.

At the Meeting, we are asking our shareholders to approve an amendment to the terms of non-executive director compensation as previously approved by our shareholders and, instead, to enable our Board and compensation committee to grant to each newly appointed non-executive director upon his or her appointment a one-time grant of options and/or RSUs in an aggregate value which shall not exceed the value of options to purchase up to 32,000 ordinary shares as of the date such director is appointed, to be determined by our compensation committee and Board, but not less than the then-current value of the Annual Director Equity Award.

The options or RSUs would be granted pursuant to the 2014 Plan (for the purposes of this Proposal 4, reference to the 2014 Plan shall include any other equity incentive plan as may be adopted by the Company and approved by our shareholders from time to time). If approved, the exercise price of the options would be equal to the grant date fair market value of our ordinary shares on the Nasdaq Global Select Market. For RSUs, the conversion price would be up to NIS 0.01 per share underlying each RSU. The options and RSUs would vest quarterly over a three-year period from the date of appointment. The options would have a term of ten years from the date of grant, subject to the termination provisions of the 2014 Plan, except that in the event of termination of service of any director for any reason, other than for "cause" (as defined in the 2014 Plan), the options that have vested, as of the date of termination, would continue to be exercisable for a period of one year after the date of termination but not more than ten years from the date of grant.

All unvested options and RSUs granted to newly appointed non-executive directors upon appointment would become immediately vested and exercisable at the earlier of (a) immediately prior to the consummation of a "change in control" (as defined in the 2014 Plan), in which the non-executive director is required to resign, or is otherwise terminated, from his or her service as a director, or (b) upon termination of service of such non-executive director occurring after the consummation of a "change in control". The options and RSUs would otherwise be subject to the terms and conditions of the 2014 Plan and the award agreement in the form generally used by the Company at the relevant time.

The amendments proposed in this Proposal 3 would not affect the Annual Director Equity Award. Furthermore, while this one-time grant of equity awards would apply both to directors who are newly appointed by the Board pursuant to Article 41 of our Articles (with regard to directors appointed to fill vacancies) and to directors first appointed by our shareholders at a general meeting, directors appointed by our Board to fill vacancies would not receive the Annual Director Equity Award that would otherwise be granted at the first annual meeting of shareholders held following their appointment by the Board, if they were appointed more than six months after the date of the previous annual meeting of shareholders.

Please note that if this Proposal 3 is approved by our shareholders, there would be no change in the compensation terms of our current directors, as these terms apply solely to newly-appointed non-executive directors. Further, if these amendments are not approved at the Meeting, any newly-appointed non-executive directors will be entitled to, and will continue to receive, an initial equity grant of options to purchase 32,000 of our ordinary shares, as previously approved by our shareholders in 2014.

The Company's compensation committee and the Board determined that the proposed arrangements are consistent with our compensation policy and approved the amendments.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

"RESOLVED, to amend the equity compensation provided to the Company's newly appointed non-executive directors so that each newly appointed non-executive director will be granted upon his or her appointment options and/or RSUs in an aggregate value which shall not exceed the value of options to purchase up to 32,000 ordinary shares, as set forth in Proposal 3 of the Company's Proxy Statement for its 2017 Annual General Meeting of Shareholders."

Required Vote

 The affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 3 is required to approve the amendment to the equity compensation provided to our newly appointed non-executive directors.

Board Recommendation

The Board recommends that you vote "FOR" the adoption of the foregoing resolution with respect to the equity compensation provided to newly appointed non-executive directors.

PROPOSAL 4

APPROVAL OF CERTAIN REVISIONS TO OUR LIABILITY INSURANCE COVERAGE IN FAVOR OF
OUR DIRECTORS, CHIEF EXECUTIVE OFFICER AND OTHER OFFICERS

Background

Our shareholders are being asked to approve certain revisions to our D&O liability insurance coverage, including with respect to the amount of coverage and the premiums payable, in favor of our directors, chief executive officer and other officers.

Under the Companies Law, procurement of D&O liability insurance coverage for an "Office Holder" (as such term is defined therein) form part of the compensation terms of an Office Holder which must generally be consistent with the company's compensation policy and require the approval of the company's compensation committee and board of directors, and, if the Office Holder is a director or chief executive officer, the approval of the company's shareholders. Pursuant to the Companies Law, under certain circumstances, a company may approve an arrangement that is not consistent with its compensation policy, if such arrangement is approved by its shareholders by the Special Majority.

Prior to our September 2014 initial public offering, or IPO, in accordance with Article 64 of our Articles of Association, our Board and shareholders approved the procurement of liability insurance coverage in favor of our directors and officers, permitting for up to a 30% annual increase in premiums under the policy without further approval by the shareholders. In December 2016, pursuant to the approval of our compensation committee and Board, we agreed with our insurer to increase the coverage and premiums under the D&O liability policy within the permitted thresholds. The purchase of D&O liability insurance is standard practice for companies similar to us and is customary in the United States and in Israel and we believe that the purchase of such insurance is necessary in order to help ensure our continued ability to attract and retain highly qualified directors and officers.

We are now seeking to set parameters for the amount of our D&O liability insurance coverage without limiting the premiums payable in connection thereto, which are not consistent with our compensation policy, which reflected the D&O liability insurance coverage that was previously approved by our shareholders in July 2014, prior to the Company's IPO. The terms of indemnity currently afforded to our directors and officers continue to be consistent with our compensation policy and are not affected by the proposed resolution.

The Companies Law provides that a company may not enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (i) a breach by a director and/or officer of his or her duty of loyalty unless committed in good faith and with reasonable grounds to believe that such act would not prejudice the interests of the company; (ii) a breach by the director and/or the officer of his or her duty of care to the company committed intentionally or recklessly (other than if done solely in negligence); (iii) any act or omission done with the intent of unlawfully realizing personal gain; or (iv) a fine, monetary sanction, forfeit or penalty imposed upon a director and/or officer.

Our compensation committee and Board believe that it is in the best interests of the Company and our shareholders to approve the purchase and the periodic renewal at the Company expense, without the need for any further act or approval by our shareholders, of D&O insurance coverage in respect of the liability of our directors, chief executive officer and other officers currently and/or previously in office and any additional or other directors, chief executive officer(s) or other officers as may be appointed from time to time in the future, to the maximum extent permitted by law, that will provide for coverage equal to the greater of up to (i) $100.0 million and (ii) 15% of the Company's market capitalization, calculated based on the closing price of the Company's shares, as quoted on Nasdaq at the close of business on December 31 of the calendar year preceding the date of such approval, and without limiting the premiums payable, provided however, that the premium is determined by the compensation committee to be customary in the circumstances at such time. Such coverage can include, among other things coverage with respect to reimbursement of expenses, claims relating to any public offering of shares or other securities of the Company and provisions covering the liability following termination of employment or service of any director, Office Holder or other officer of the Company. It is further proposed that each of the Company's chief executive officer and its directors, as shall be in office from time to time, shall have the authority to obtain, renew and keep in force and effect such insurance coverage.

The compensation committee and the Board have noted that the above proposal deviates from the terms of our compensation policy currently in effect, and therefore the compensation committee and the Board also considered all relevant considerations and discussed all matters required under the Companies Law, and resolved to approve the parameter proposed with respect to the amount of the liability insurance coverage without limiting the premiums payable for the following reasons:

•	the growth of our business activities;

•	the rising risks inherent to the cybersecurity industry; and

•	the rapid changes in the terms of insurance policies, including significant increases in premiums payable.

Pursuant to the above reasoning, our compensation committee and the Board have approved and are recommending that the shareholders approve the proposed changes in our D&O liability insurance coverage.

In accordance with the Companies Law, in these circumstances the adoption of this Proposal 4 requires approval by our shareholders by the Special Majority.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

"RESOLVED, to approve the purchase and the periodic renewal, at the Company's expense, without the need for any further act or approval by our shareholders, of D&O liability insurance coverage in respect of the liability of the Company's directors, chief executive officer and other officers currently and/or previously in office and any additional or other directors, chief executive officer(s) or other officers as may be appointed from time to time in the future, to the maximum extent permitted by law, that will provide for coverage equal to the greater of up to (i) $100.0 million and (ii) 15% of the Company's market capitalization, calculated based on the closing price of the Company's shares, as quoted on The Nasdaq Stock Market LLC at the close of business on December 31 of the calendar year preceding the date of such approval, without limiting the premiums payable, provided that, the premium is determined by the compensation committee to be customary in the circumstances at such time. Such coverage can include, among other things, coverage with respect to reimbursement of expenses, claims relating to any public offering of shares or other securities of the Company and provisions covering an Office Holder's liability following termination of employment or service. It is further resolved that, each director and the chief executive officer of the Company as shall be in office from time to time and/or any person designated by him or her, be, and each of them hereby is authorized to obtain, renew and keep in force and effect such insurance."

Required Vote

  The affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 4 is required to approve the proposed revisions to our D&O liability insurance coverage, provided that such majority meets the Special Majority requirements described above. Please note the special instructions that you must follow in order to ensure that your shares are counted towards the Special Majority required for this Proposal 4, as stated in "Vote Required for Approval of Each of the Proposals" above in this Proxy Statement.

Board Recommendation

The Board recommends that you vote "FOR" the adoption of the foregoing resolution with respect to the D&O liability insurance coverage.

PROPOSAL 5

APPROVAL OF AMENDMENT TO OUR ARTICLES OF ASSOCIATION TO DECREASE THE
MAXIMUM NUMBER OF DIRECTORS ON OUR BOARD FROM ELEVEN TO NINE

Background

Our shareholders are being asked to approve an amendment to our Articles, which would decrease the maximum number of directors on our Board from eleven to nine.

Article 38(a) of our Articles of Association provides that we may have no fewer than four and no more than 11 directors, as may be fixed from time to time by the Board. Pursuant to Article 38(b) of our Articles of Association, Article 38(a) may only be amended or replaced by a resolution adopted at a general meeting of the Company's shareholders by a majority of 65% of the voting power represented at the meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes).

In light of past practice and following our determination in May 2016 to opt out of the Companies Law requirement to appoint at least two external directors, our Board believes that the maximum number of nine directors would be more efficient and appropriate to a company of our size and nature (such number shall remain in effect in the event that the Company would be required in the future to appoint external directors due to the existence of a controlling shareholder or changes in applicable law, unless otherwise determined by the Company's shareholders at such time).

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

"RESOLVED, that the Company's Articles of Association be, and they hereby are, amended so that Article 38(a) shall be replaced with a new Article 38(a) as follows:

"38.         NUMBER OF DIRECTORS.

(a)  The Board of Directors shall consist of such number of Directors (not less than four (4) nor more than nine (9), including the External Directors, to the extent required by law) as may be fixed from time to time by the Board of Directors."

Required Vote

The affirmative vote of the holders of 65% of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 5 is required to approve the adoption of the proposed amendment to our Articles of Association.

Board Recommendation

The Board recommends that you vote "FOR" the adoption of the foregoing amendments to our Articles of Association.

PROPOSAL 6

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND
AUTHORIZATION OF THE BOARD TO FIX THEIR ANNUAL REMUNERATION

Background

Our shareholders are asked to ratify the re-appointment of our independent auditors and to authorize our Board to approve their annual remuneration, in each case, for the fiscal year ending December 31, 2017.

In June 2016, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Kost Forer, was appointed by the Company's shareholders as the Company's independent auditors for the fiscal year ending December 31, 2016, and for such additional period until the Meeting. The audit committee of our Board approved the re-appointment of Kost Forer as the Company's independent auditors. In furtherance of such approval, the Board has nominated Kost Forer once again for appointment as the independent auditors of the Company for the fiscal year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders. The Company, based upon the recommendation of the audit committee and the Board, is submitting for approval the reappointment of Kost Forer, as its independent auditors for the year ending December 31, 2017, and its service until the annual general meeting to be held in 2018, and to authorize the Board, following approval of the audit committee, to determine the compensation of the auditors with respect to the audit of the Company's financial statements in accordance with the volume and nature of their services.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company's independent auditors, Kost Forer, in each of the previous two fiscal years:

	2015	2016
	(in thousands)
Audit Fees(1)	$886	$504
Audit-Related Fees(2)	75	110
Tax Fees(3)	171	133
All Other Fees(4)	95	-

Total	$1,227	$747

(1)
"Audit fees" are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC as well as fees related to audits in connection with our public offerings of our ordinary shares in March 2015 and June 2015.

(2)
"Audit-related fees" are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

(3)	"Tax fees" include fees for professional services rendered by Kost Forer for tax compliance and tax advice on actual or contemplated transactions.

(4)	"All other fees" include fees for services rendered by Kost Forer with respect to government incentives and other matters.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted service. The audit committee has delegated the pre-approval authority with respect to audit, audit-related, tax and permitted non-audit services up to a maximum of $25,000 to its chairman and may in the future delegate such authority to one or more additional members of the audit committee, provided that all decisions by that member to pre-approve any such services must be subsequently reported, for informational purposes only, to the full audit committee. All audit and non-audit services provided by our auditors in 2016 were approved in accordance with our policy.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

"RESOLVED, that the Company's independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders, such re-appointment having been previously approved by the audit committee of the Company's Board."

"RESOLVED, that the Company's Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services to be approved first by the audit committee."

Required Vote

The approval of this Proposal 6 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal.

Board Recommendation

The Board recommends that you vote "FOR" (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the fiscal year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders and (ii) the authorization of the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2016 will be presented. A copy of the Company's annual report on Form 20-F for the year ended December 31, 2016 (including the audited consolidated financial statements for the year ended December 31, 2016) is available for viewing and downloading on the SEC's website at www.sec.gov as well as on the "Investor Relations" section of our Company's website at http://investors.cyberark.com. Alternatively, you may request a printed copy of the Annual Report by fax to our Corporate Secretary, Donna Rahav at +972-3-9240028.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Proxy Statement and is not aware of any other matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy card to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company's annual report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 16, 2017, is available for viewing and downloading on the SEC's website at www.sec.gov as well as on the "Investor Relations" section of our Company's website at http://investors.cyberark.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company's filings with the SEC may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company's SEC filings are also available to the public on the SEC's website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Donna Rahav General Counsel & Corporate Secretary

Petach Tikva, Israel

May 23, 2017